10/28

02055719

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sams Seafood

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34648 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE: 11/13/02

Sam's Seafood

Holdings Limited Annual Report 2002

ABN 45098448269






SAM'S
SEAFOOD
SEAFOOD MAR





"From the Sea to the Table"



Table of Contents



CHAIRMAN'S REVIEW OF THE YEAR



Sam's Seafood Holdings Limited was listed on the Australian Stock Exchange in December 2001. Prior to that date, it was a family owned and operated business. Many of the original family are still involved with the business today, including our CEO Mr. Nick Noutsatos.

The principal business consists of seafood retailing, processing, wholesaling and distribution, to supply a wide customer base, including: hotels, restaurants, airlines, supermarket chains as well as many small retail businesses. In addition, a rapidly growing export division was established during the year.

Period under Review to June 2002

The group has achieved, for the period to June 2002, a better result in terms of sales and net profit than the forecast figures disclosed in the Prospectus lodged with the ASIC in October 2001. A total of 6 cents per share, fully franked dividend has been declared for the 2001-2002 financial year, which is also better than the 5 cents per share forecast in the Prospectus.

During the period, Sam's Seafood has further progressed into the following developments:

Established Sam's Seafood's Level 1 ADR (American Depositary Receipt) program in the US OTC market. This has already enhanced the group's ability to promote its products in the US market as well as attracting US based investors to invest into the Company;

Acquired a seafood distribution and retail business in Noosa on the Queensland Sunshine Coast. This newly acquired business has since been revamped with Sam's Seafood proven business and culture model, which has resulted in the business delivering 200% growth in the wholesale and distribution and 400% in retail revenue since the acquisition date and started tapping into the potential huge overseas market after a successful recruitment of our Export Manager in February 2002. Within the five months period from February to June 2002, the group has achieved export sales revenue of $2.8 million.

All of the above are seen as part of the group's continued diversification by vertical integration.

The Future

The completion, in November this year, of the new warehouse and processing facility at Eagle Farm, Brisbane, will unshackle many of the current constraints to accommodate our aggressive expansion plans. It will also enable the group to gain many economies and efficiencies from the much improved materials handling practices.

The booming export sales experienced late last year, will continue with high growth supported by what seems to be an insatiable thirst by our overseas customer base for Sam's Seafood branded seafood.






CHAIRMAN'S REVIEW OF THE YEAR (continued)

The business will be strengthened further in October with the completion of the acquisition of Gladstone Seafresh Products. The acquisition will provide the group with a greater supply of fresh seafood products and assist to expand the group's distribution network to Central Queensland. It is anticipated that this new acquisition will bring in positive earnings to the group this year.

Other expansionary opportunities in the seafood arena are continually being investigated by the Board. With our proven success on the Sunshine Coast, we will continue to expand, by acquisition, into other coastal areas that offer growth for the retail and distribution divisions, and greater access to further seafood supplies. The Board has also set its goal to expand our operations into the southern states of Victoria and / or NSW.

Much time and effort has been spent since the float, to inject best practices and procedures into the business. Whilst we have many plans as outlined above, to expand and diversify in the current year, many of the real economies will become more apparent in the following year (2003-04).

Funding

Whilst most of the funding for the group's expansion to date has come from the float and banking facilities, the Company has attracted much attention from overseas investors. In August 2002, a placement was made with a German based fund for a small parcel of the Noutsatos family's Shares. This has strengthened the group's position to access funds from institutional investors should such need arise.

Our Vision

The Board is not only proud, but very protective and dedicated to ensuring the future share value for it's growing number of shareholders. Whilst we have a clear objective to grow in our basic seafood distribution and retail divisions both nationally and internationally, we appreciate the need to remain focused on further diversification, particularly where vertical integration synergies are apparent. Our forecast for the current year is for 60% growth in sales to $55 million, with a resultant improvement in profits after tax of 30% to $2.3 million.

Management and Staff

On behalf of the Board I would like to sincerely thank all of our management team and staff members for their endless and untiring devotion to the continued success of the business. The changeover from a family run business to a publicly listed enterprise has been a challenge met valiantly by all.

Grahame Denovan
Chairman

Brisbane, September 2002







MANAGING DIRECTOR'S REPORT



In a year plagued with financial problems and corporate collapses, Sam's Seafood has surpassed all expectations in a delicate world economy and a very fragmented market place. The team at Sam's has been able to perform as they have done for the past 18 years to reach an outstanding result, not only on the group's profits, but also with the share price. This past year has seen significant changes. It seems we have evolved and against all expectations of the financial community in the seafood industry, to become an even stronger driving force as a publicly listed company. Being listed on 21 December 2001 was a remarkable effort considering the September 11 tragedy and negative sentiment in the market.

The current year has seen the merging of the Noutsatos family and the Board of Directors. Sam's Seafood now boasts over 200 years of combined knowledge, experience and tradition in the seafood retail, wholesale, export, accountancy and operational skills. The knowledge will be utilised later in the year to develop a training college, which will become one of Sam's Seafood most valuable assets. This will become the future training ground of our valuable employee's and management teams. A strong emphasis will be placed on these future employees to understand all aspects of the business including its culture, customer relations, accountancy and operational strengths.

Sam's Seafood over this past financial year has also focused on a further diversification strategy, which has seen the birthing of a number of different divisions, including the cold store operation which will expand operations up to ten times with a minimum of effort.

The cold store has been developed along the lines of Premier Peter Beattie's Smart State policy. This cold store is a state of the art facility, which will have world class security features, including fingerprint scan access and computer systems which will be able to monitor cold chain procedures of products from exact point of capture to their final destination. GPS systems will monitor truck temperatures and delivery times of products to supermarkets, restaurants, fish and chip shops and export clients maintaining the best quality assurance practices anywhere in the world.

Sam's Seafood also has a new export division, which will allow us to expand the Sam's Seafood brand worldwide. This division has worked tirelessly to develop seafood products in new or forgotten markets. We have been able to take advantage of historic all time low prices on all products by carrying a large inventory of these products that will underpin over 400 percent growth in this category. These products will be targeted into niche markets. This will result in Sam's not competing with opposition on traditional products but working on newer more lucrative processed products that are more targeted at the end user than other distributors. This process is consistent with our motto "Sea to the Table".

Two new operations have been acquired during the year and promise to be a significant coup to the Sam's Seafood business. Firstly by expanding the Sam's Seafood brand name along the coastal regions of Queensland and secondly, by adding experienced people to the team and extending our procurement base.

With these acquisitions come opportunities to construct a business development team and to implement our unique Sam's Seafood business model into all the new businesses which has proven to be an outstanding success to date. The success of these businesses has become the springboard that






MANAGING DIRECTOR'S REPORT (continued)

Sam's Seafood has used to position itself as one of the most highly recognised Australian based seafood groups.

Our vision for the future is the continuation of this process along the eastern seaboard of Australia. We will concentrate on these areas for this financial year 2002/2003 and further spread our wings over the year 2003/2004 to hopefully incorporate some international acquisitions.

Sam's Seafood is also now enjoying a strong share price, which is obviously an excellent environment for the Company to make new acquisitions.

I would like to take this opportunity to thank, you, our shareholders, our suppliers, our financial institutions and our staff for this opportunity to expand our business and for your continued support over the coming financial years.

Nicholas Noutsatos
Managing Director and CEO

Brisbane, September 2002







DIRECTOR'S REPORT

The Directors of Sam's Seafood Holdings Limited have pleasure in presenting their report on the Company and it's controlled entities for the financial year ended 30 June 2002.

Directors

The following persons were directors of Sam's Seafood Holdings Limited during the whole of the period from the date of incorporation being, 16 October 2001, and up to the date of this report:

Grahame Denovan – Non-Executive Director and Chairman
With over 35 years experience in the seafood industry, Mr. Denovan has worked with many medium and large size seafood companies in Australia before he sold his own companies 3 years ago. He has always had an interest in fisheries management and had a close involvement in many state and federal committees including seven years as a Board member of the Queensland Fisheries Management Authority.

Nicholas Noutsatos – Managing Director
Mr. Noutsatos is one of the founders of Sam's Seafood business with 20 years experience in the seafood industry and across a broad range of activities – from the ocean to the processing floor to the Boardroom. Mr. Noutsatos is responsible for Sam's Seafood's overall management and is the driving Director behind its strategies.

Richard Abel – Non-Executive Director
Mr. Abel has been the external accountant for Sam's Seafood since 1987 and has extensive knowledge of the business, it's culture and it's management. He has spent all his working life in the field of taxation and accounting. He is a partner in a local CPA firm.

Bill Matthews – Non-Executive Director
Mr. Matthews has had 28 years experience in the seafood industry including seafood procurement, processing and exporting. Mr. Matthews also acts as a consultant to help design and develop prawn processing equipment for other seafood exporters. He is currently overseeing the construction of Sam's Seafood cold store at Eagle Farm, Brisbane.

Adrian Vos – Non –Executive Director
Mr. Vos has spent many years involved with food research. In addition he has specialised in waste management. He has held various positions in the Australian Shareholders' Association.

CORPORATE INFORMATION

Sam's Seafood Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year (Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited, Sam's Seafood Properties Limited, Sam's Seafood Lifestyles Pty Ltd



DIRECTOR'S REPORT

CORPORATE INFORMATION (continued)

Principal Activities

The principal activities of the Company and the entities it controlled during the financial year included: commercial fishing, wholesaling fish and associated products throughout south-east Queensland, wholesaling consumables and packaging materials, retailing seafood, restaurant and function operations at Suttons Beach, Redcliffe, processing seafood for sale to supermarket chains and other retail outlets, and exporting seafood to overseas markets.

The principal activities of the Company will be extended to include cold store operations in the year 2002 - 2003 financial year.

REVIEW OF BUSINESS OPERATIONS

Background Information

Sam's Seafood was established in 1984 in Brisbane by the Noutsatos family and operated from a single motor vehicle. This business has grown from being a small retail operator 18 years ago, to become one of the major players in the seafood industry, with a vertically integrated business operation covering all aspects of the seafood supply chain – from the ocean to the retail customer, thereby diversifying it's revenue sources across the whole range of seafood production, retail, wholesale and distribution.

In order to facilitate the platform for the business to grow to become the biggest operator in the seafood industry in Australia and become a significant force in the global seafood market, the business structure has been transformed from being a privately held business to become a public company, under the name of Sam's Seafood Holdings Limited.

Sam's Seafood Holdings Limited was successfully listed on the Australian Stock Exchange on 21st December 2001.

Business Activities / Operations

Retail Operations – the two retail outlets (Hamilton and Redcliffe) were both producing significant results and 30% growth over the previous year. With the inclusion of Sunshine Coast and Gladstone retail operations, it is expected that total retail operations will continue to record 30% growth in the current financial year.

Wholesale Operations - apart from the strong presence in the "fish and chips" market, Sam's Seafood's wholesale operations had successfully penetrated and expanded into the hotel and restaurant sectors during last financial year. This has contributed better gross profit to the bottom line. The group's market share in the wholesale operations will continue to grow organically and through business acquisitions.

Export Operation - an export division was established in February 2002, with the successful recruitment of an experienced Export Manager overseeing the operation. The revenue generated from overseas sales from February to June was over $2.8 million, and it is anticipated that the total export



DIRECTOR'S REPORT

CORPORATE INFORMATION (continued)

sales to be generated in 2003 financial year will be at least 5 times last year's figure.

Supermarket Operation – during the year, the Company had allocated more resources into the development of supplying packaged products to the supermarket chains based in Queensland and most other states. The supermarket operation is expected to generate significant growth and profit to the group in the current financial year.

Restaurant and Conference Operations – as disclosed in the Prospectus dated 30 October 2001, Sam's Seafood Lifestyles Pty Ltd had acquired Sam's on Suttons and its Conference Centre, based at Redcliffe, Queensland to become effective in February 2002. Sam's on Suttons is one of the most popular dining places on the Redcliffe peninsular. With the strong bookings received for both restaurant and conference centre in the current financial year, this operation will contribute significant revenue and profit to the group.

ADR Program – Sam's Seafood Holdings Limited's ADR (American Depositary Receipt) programme was established in May 2002, under the trading symbol of SMSFY in the OTC (over the counter) market. The trading activities for Sam's ADRs should increase as more Sam's Seafood products are exported to the US markets and the brand becomes better known.

Business Acquisitions – Sam's Seafood Sunshine Coast Pty Ltd acquired a seafood retailer and wholesaler together with its property for $750,000 in late June 2002. This business has been revamped and turned around by incorporating Sam's Seafood's business model and culture into its operations. Sales revenue generated from the first two months of the current financial year have delivered over 400% and 200% growth in retail and wholesale operations respectively, compared to the previous corresponding periods.

Sam's Seafood Capricorn Coast Pty Ltd has entered a Heads of Agreement to acquire a Gladstone based seafood wholesaler. Once the due diligence process is completed and approved by the Board, the same business model and culture will be used to turn this business into the major retailer and wholesaler of seafood products in the Capricorn region, in Central Queensland. It will also help the group to secure more direct supplies of seafood from fishermen due to its proximity to the trawler harbour.

Cold Store Operations – a state of the art cold store is currently under construction and is expected to be in operation in November 2002. The cold store will be built with 4,500 frozen and chilled pallet spaces. This is about 10 times Sam's Seafood existing cold store capacity. The new seafood processing area adjacent to the cold store will support the Company's further expansion into restaurants, hotels, fish and chip shops, holiday resorts and supermarkets. It will also enable further bulk sales to the southern states and enable the export division to reach new heights.

After absorbing start up costs in the current financial year, management is confident that this new cold store facility will produce significant cost savings and efficiencies.


SAM'S
SEAFOOD

DIRECTOR'S REPORT

REVIEW OF FINANCIAL PERFORMANCE

The consolidated revenue from operating activities for the financial year ended 30 June 2002 was $33.958 million (against the Prospectus forecast of $33.69 million). The net consolidated profit from ordinary activities after tax for the financial year was $1.72 million (which is 9% better than the Prospectus forecast of $1.582 million).

DIVIDENDS PAID OR RECOMMENDED

In accordance with the consolidated entity's half-year reporting announcement, an interim fully franked dividend of 3 cents per share, amounting to $695,193, was paid on 1 July 2002. A provision for this dividend has been recognised in the 30 June 2002 financial report.

Subsequent to 30 June 2002, a final fully franked dividend of a further 3 cents per share, amounting to $695,193, has been declared by the Directors. This dividend is payable on 11 November 2002. A provision for this dividend has not been recognised in the 30 June 2002 financial report.

SIGNIFICANT CHANGES IN STATE AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(a) the successful public listing of the Company on the Australian Stock Exchange on 21 December 2001;

(b) the acquisition of Arctic Ice & Seafoods on 28 June 2002, which facilitated Sam's Seafood's expansion into Sunshine Coast retail and wholesale operations.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Subsequent to 30 June 2002, a wholly owned subsidiary of Sam's Seafood Holdings Limited – Sam's Seafood Capricorn Coast Pty Ltd has signed a Heads of Agreement to acquire Gladstone Seafresh Products, a wholesaler based in Gladstone. The consideration for the acquisition is $950,000, including the business, its plant and equipment and two properties. A new retail, wholesale complex will be built on the land acquired.

In addition an office complex for the Australian Customs Service will be constructed on the same properties, subject to endorsement from the Federal Government. This office building will potentially attract a rental income of $100,000 per annum to the group.

Other than the matters noted above, no other matter or circumstance has arisen since the end of the year that has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future years, or
(b) the results of those operations in future financial years, or
(c) the consolidated entity's state of affairs in future financial years.







DIRECTOR'S REPORT

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

There were no likely developments in the operations of the consolidated entity that were not finalised at the date of this report which has not been reported elsewhere in the Annual Report.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Remuneration Committee of the Board of Directors (currently consisting of the full board) is responsible for the monitoring and approval of remuneration for all senior executives of the Company, including the Managing Director. That same committee has also established and overseen general remuneration policies within the business.

Details of the nature and amount of each element of the emolument of each Director of the Company and each of the named officers of the Company are:

	Base Emolument $	Superannuation $	Consultancy $	Total $
Directors				
Grahame Denovan	25,000	2,500	-	27,500
Nicholas Noutsatos	74,000	6,000	-	80,000
Richard Abel	25,000	2,500	-	27,500
Bill Matthews	25,000	2,500	30,282	57,782
Adrian Vos	25,000	2,500	-	27,500
Officer				
Ken Situ	50,397	4,031	-	54,428
Chris Henson	75,000	6,000	-	81,000

SHARE OPTIONS

Sam's Seafood Holdings Limited has not issued any options over shares in Sam's Seafood Holdings Limited.

DIRECTORS INTERESTS

The relevant interest of each Director in the share capital of the Company as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, at the date of this report is as follows:



DIRECTOR'S REPORT

DIRECTORS INTERESTS (continued)

Director	Ordinary Shares
Grahame Denovan	72,329
Nicholas Noutsatos	7,750,174
Richard Abel	81,250
Bill Matthews	63,158
Adrian Vos	458,277

DIRECTORS' MEETING

The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year are:

Director	Number of Meetings Held while as a Director	Number of meetings Attended
Grahame Denovan	15	15
Nicholas Noutsatos	15	15
Richard Abel	15	15
Bill Matthews	15	14
Adrian Vos	15	15
Audit Committee Meetings		
Richard Abel	1	1
Adrian Vos	1	1
Board Remuneration Committee		
Grahame Denovan	1	1
Richard Abel	1	1

Any other matters that required Board approval during the year under review were approved by way of circulatory resolution in writing by the directors.







DIRECTOR'S REPORT

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year the Company paid an insurance premium to insure the Directors, the Company Secretary and Officers of the Company and it's controlled entities. The liabilities insured exclude conduct involving a wilful breach of duty or improper use of information or position to gain a personal advantage. The contract prohibits the disclosure of the premium paid.

The liabilities insured are costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in the capacity as officers of entities in the Consolidated entity.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

AUDITOR

Douglas Heck & Burrell, Chartered Accountants, continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Board of Directors.

Grahame Denovan
Chairman

Brisbane, September 2002


SAM'S
SEAFOOD

CORPORATE GOVERNANCE STATEMENT

The Board of Directors is responsible on behalf of the shareholders for the overall corporate governance of the Company, including direction and oversight of the Company's business and affairs.

Board Composition

The Board has four non-executive Directors, being Grahame Denovan, Richard Abel, Bill Matthews and Adrian Vos. The other Director is Managing Director – Nicholas Noutsatos.

The Constitution states that the number of Directors should be determined by the Board, but be not less than three and no more than nine at any time.

Role of the Directors

The Board of Directors is responsible for Corporate Governance matters. It has established principles under which the Board and management operate to ensure that business is carried out in the best interests of shareholders and other stakeholders, with proper sharing of responsibilities between Directors and management.

The Board is responsible for adopting business plans, investment strategies, corporate policies, budgets and the approval of longer term strategic plans for the company, delegating management of the business and the implementation of Board strategies and plans to the Managing Director.

The Board also reviews and if appropriate, approves major capital expenditure, acquisitions and funding issues. It has the responsibilities of overseeing the audit and compliance functions.

In performing its duties the Board takes into account the responsibilities of the Company and controlled entities to meet specific obligations imposed either as a matter of law or any relevant regulations.

Frequency of Meetings and Attendance

The Board endeavours to meet at least 12 times per year but it must meet at least six times per year and hold as many additional meetings as the operations of the Company may require. Board meetings are re-scheduled if possible to ensure all Directors are present at as many meetings as possible.

Performance of Directors and Managing Director

The performance of all Directors, the Board as a whole and the Managing Director is reviewed at least bi-annually in accordance with the Company's corporate governance guidelines.

The review relevant to the Period was carried out on 30 June 2002. There were no areas of material concern that were identified at that time.







CORPORATE GOVERNANCE STATEMENT (continued)

Independent Professional Advice

Each Director has the right to seek independent professional advice at the Company's cost, subject to the approval of the Chairman.

Committees of the Board

To assist in the execution of the Board's corporate governance responsibilities, the Board has established two committees with a Non-Executive Director as Chairman of each.

Audit Committee

The Company has established an audit committee. The key matters which will be dealt with by the audit committee include the review of:

- The nomination, appointment and continuation of external auditors;
- The adequacy of existing external audit arrangements, with particular emphasis on the scope and quality of the audit;
- All areas of significant financial risk and the arrangements in place to contain those risks to acceptable levels;
- Any 'management letter' sent by the external auditor to the Company;
- The effectiveness of management information or other systems of internal control;
- The financial statements of the Company with both management and external auditors; and
- Monitoring compliance with the Corporations Act 2001, ASX Listing Rules, Australian Taxation Office, ASIC and financial institutions.

The audit committee presently consists of two directors, being Richard Abel and Adrian Vos.

Board Remuneration Committee

The key areas which will be dealt with by the remuneration committee include:

- Reviewing Director's and Executive remunerations; and
- Reviewing the remuneration policies and practices for the Company by taking into account market conditions and comparable market rates to attract, retain and motivate Directors, Executives and employees of the highest calibre and quality.

Ethical Standards

The Company recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity.

All Directors and employees are expected to act in accordance with the law and with the highest standards of propriety.


SAM'S
SEAFOOD

STATEMENTS OF FINANCIAL PERFORMANCE

For the year ended 30 June 2002

	Note	Consolidated 2002 $	Parent 2002 $
Revenues from ordinary activities	3	33,958,109	2,376,686
Cost of goods sold		23,540,842	-
Employee benefits expenses		3,855,325	-
Directors fees and on costs		190,000	190,000
Depreciation and amortisation expenses		451,580	-
Borrowing costs expenses		402,893	-
Rent and outgoings		248,819	-
Amortisation of goodwill		850,444	-
Other operating expenses		1,618,798	149,475
Profit from ordinary activities before income tax	4	2,799,408	2,037,211
Income tax expense	5	1,078,713	583,236
Net profit attributable to members of Sam's Seafood Holdings Limited	20	1,720,695	1,453,975
Total changes in equity other than those resulting from transactions with owners as owners		1,720,695	1,453,975
		Cents	
Basic earnings per share	33	7.41	
Diluted earnings per share	33	7.41	

The Statements of Financial Performance should be read in conjunction with the accompanying notes







STATEMENTS OF FINANCIAL POSITION
As at 30 June 2002

	Note	Consolidated 2002 $	Parent 2002 $
Current Assets			
Cash	7	471,386	333,391
Receivables	8	2,440,823	980
Inventories	9	6,541,795	-
Other	10	140,478	137,078
Total Current Assets		9,594,482	471,449
Non-Current Assets			
Receivables	8	-	20,010,564
Property, plant and equipment	11	7,558,257	-
Deferred tax assets	12	36,098	9,000
Investments	13	17,100	230,049
Intangible assets	14	17,152,295	37,925
Total Non-Current Assets		24,763,750	20,287,538
Total Assets		34,358,232	20,758,987
Current Liabilities			
Accounts payable	15	4,587,670	40,570
Interest bearing liabilities	16	3,385,126	-
Current tax liabilities	17	1,114,811	592,236
Provisions	18	861,976	695,193
Total Current Liabilities		9,949,583	1,327,999
Non-Current Liabilities			
Interest bearing liabilities	16	4,651,602	-
Provisions	18	59,339	-
Total Non-Current Liabilities		4,710,941	-
Total Liabilities		14,600,524	1,327,999
Net Assets		19,697,708	19,430,988
Equity			
Contributed equity	19	18,672,206	18,672,206
Retained profits	20	1,025,502	758,782
Total Equity		19,697,708	19,430,988

The Statements of Financial Position should be read in conjunction with the accompanying notes


SAM'S
SEAFOOD

STATEMENTS OF CASH FLOWS
For the year ended 30 June 2002

	Note	Consolidated 2002 $ Inflows / (Outflows)	Parent 2002 $ Inflows / (Outflows)
Cash Flows from Operating Activities			
Receipts from customers		32,949,286	-
Payments to suppliers and employees		(34,446,758)	(435,981)
Interest received		26,910	26,685
Income taxes paid		-	-
Other		327,369	-
Net operating cash flows	30	(1,143,193)	(409,296)
Cash Flows from Investing Activities			
Proceeds from sale of property, plant and equipment		13,860	-
Payment for property, plant and equipment		(1,889,591)	-
Loans to controlled entities		-	(1,745,018)
Loans to related entities		(2,043,694)	-
Repayment of loans by related parties		1,408,700	-
Payment for purchase of controlled entity		-	-
Net investing cash flows		(2,510,725)	(1,745,018)
Cash Flows from Financing Activities			
Proceeds from issuing shares		3,000,000	3,000,000
Prospectus costs paid		(512,295)	(512,295)
Proceeds from borrowings		1,785,000	-
Repayment of borrowings		(652,499)	-
Dividends paid		-	-
Net financing cash flows		3,620,206	2,487,705
Net increase / (decrease) in cash held		(33,712)	333,391
Cash at the beginning of the financial year		(863,282)	-
Cash at the end of the financial year	30	(896,994)	333,391

The Statements of Cash Flow should be read in conjunction with the accompanying notes







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention.

The following specific accounting policies have been adopted in the preparation of the financial statements.

(a) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Sam's Seafood Holdings Limited as at 30 June 2002 and the results of all controlled entities for the year then ended. Sam's Seafood Holdings Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Cash
For purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of change in value.

(c) Receivables
All trade debtors are recognised at the amounts receivable as they are due for settlement within normal trading terms of 7 to 30 days or in accordance with contractual terms. The ability to collect trade debtors is reviewed on an ongoing basis. Unrecoverable debts are written off and a provision is made where the ability to collect is uncertain.

(d) Inventories
Finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the later being allocated on the basis of normal operating capacity. Costs are assigned to individual items of stock on the basis of weighted average cost.






Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributed to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

A liability for restructuring costs is recognised as at the date of acquisition of an entity when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

(f) Property, plant and equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

The depreciable amount of all fixed assets including buildings, but excluding freehold land, is depreciated over their useful lives commencing from the time the asset is held ready for use.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in profit from ordinary activities before income tax in the year of disposal.

(g) Leased non-current assets

A distinction is made between finance leases which effectively transfers from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Depreciation
Operating assets such as buildings, plant and equipment, motor vehicles and other equipment are depreciated on a prime cost or diminishing value basis so as to allocate their net costs against revenue over their estimated useful lives. The estimated useful lives are as follows:

Buildings	40 years
Plant and equipment	3 to 10 years
Motor vehicles	3 to 5 years
Leased vehicles/vessel	3 to 5 years
Leasehold improvements	40 years

(i) Recoverable amount of non-current assets
The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant groups of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amount of non-current assets are not discounted to their present values.

(j) Investments
Interests in unlisted entities are brought to account at cost.

(k) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise. This is taken as being 20 years.

(l) Trade and other creditors
These amounts represent liability for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.






Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Interest bearing liabilities
Loans, hire purchase and lease liabilities are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(n) Income tax
Tax effect accounting procedures are followed whereby the income tax expense shown in the statement of financial performance is based on the profit from ordinary activities before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of profit from ordinary activities before income tax and taxable income are brought to account as either provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation, the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and comply with conditions of deductibility imposed by the law.

(o) Employee entitlements
Provision is made for the company's liability for employee entitlements arising from services rendered to balance date. Employee entitlements expected to be settled within one year together with entitlement arising from salaries and wages and annual leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the company to any employee superannuation fund and are charged as expenses when incurred.

(p) Provision for dividend
Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.



Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods - sale is recorded when goods have been despatched to a customer and the associated risks have passed to the customer.

(r) Foreign currency transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(s) Comparative information

Sam's Seafood Holdings Limited was incorporated on 16 October 2001. Pursuant to a number of agreements, Sam's Seafood Holdings Limited acquired the Sam's Seafood business and the assets comprising the business effective 1 July 2001, and Sam's on Suttons effective 1 February 2002. The statement of financial performance reflects the performance of the consolidated group, as represented by its operations and cash flows, for the financial year from 1 July 2001 to 30 June 2002. As such there is no comparative information.

NOTE 2: SEGMENT INFORMATION

Sam's Seafood Group operates in the following areas:

- wholesaling and distribution of fish and associated product throughout south-east Queensland and delivery of product using its own fleet of modern refrigerated vehicles;
- wholesaling and distribution of consumables and packaging materials to about 70% of all "fish and chips" style shops throughout Brisbane and surrounding areas;
- retailing fresh and frozen seafood from two locations at Hamilton and Redcliffe;
- exporting seafood product to Europe, North America, Asia Pacific Region;
- processing seafood for sale to supermarket chains and other retail outlets;
- restaurant and conference centre operations; and
- commercial fishing operations.

The above areas represent one business segment being the sales of seafood and associated products, and only operate in one geographical segment, Australia.


SAM'S
SEAFOOD

Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 2: SEGMENT INFORMATION (continued)

The economic entity only operates in one business segment, the seafood industry and only operates in one geographical segment, Australia.

	Consolidated 2002 $
Primary Reporting – Business Segment	
Total segment revenue	33,948,109
Segment result before income tax expense	2,799,408
Income tax expense	(1,078,713)
Net profit	1,720,695
Segment assets	34,358,232
Segment liabilities	14,600,524
Other:	
Acquisition of non-current segment assets	5,372,280
Depreciation and amortisation of segment assets	451,580
Secondary Reporting – Geographical Segment	
Australia is the only geographical segment in which the economic entity operates.	
Segment revenues from external customers	33,948,109
Carrying amount of segment assets	34,358,232
Acquisition of non-current segment assets	5,372,280
Depreciation and amortisation of segment assets	451,580







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 3: REVENUE

	Consolidated 2002 $	Parent 2002 $
Revenue from operating activities:		
Sale of goods	33,798,396	-
Revenue from outside the operating activities:		
Management fee	-	600,000
Interest – controlled entities	-	1,750,000
Interest - related parties	90,023	-
Interest – other entities	26,910	26,685
Other items	42,781	-
Total revenue	33,958,109	2,376,685

Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 4: OPERATING PROFIT

	Consolidated 2002 $	Parent 2002 $
a) Net gains and expenses		
Profit from ordinary activities before income tax includes the following specific net gains and expenses:		
Expenses		
Depreciation of:		
Buildings	8,000	-
Plant and office equipment	171,712	-
Motor vehicles	145,890	-
Amortisation of:		
Goodwill	850,444	-
Leased vehicles	98,695	-
Leasehold improvements	26,973	-
Bad debts	11,686	-
Provision for doubtful debts	(50,000)	-
Interest and finance charges paid/payable		
Related parties	-	-
Other parties	402,896	-
Provisions for employee entitlements	80,165	-
Rental expense relating to property leases	248,820	-







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 5: INCOME TAX

	Consolidated 2002 $	Parent 2002 $
The aggregate amount of income tax expense attributable to the financial year differs from the prima facie amount calculated on the operating profit / (loss). The differences are reconciled as follows:		
Operating profit / (loss) before income tax	2,799,408	2,037,211
Income tax expense / (benefit) calculated at 30% on the operating profit	839,822	611,163
Tax effect of permanent differences:		
Amortisation of goodwill	255,133	-
Other	(16,242)	(27,927)
Income tax expense / (benefit) attributable to operating profit / (loss)	1,078,713	583,236
Income tax expense / (benefit) attributable to operating profit comprises:		
Income tax paid	-	-
Current year tax payable / (refundable)	1,114,811	592,236
Movement in provision for deferred income tax	-	-
Movement in future income tax benefit	(36,098)	(9,000)
	1,078,713	583,236



Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 6: DIVIDENDS

	Consolidated 2002 $	Parent 2002 $
Interim dividend of 3 cents (fully franked at 30%) per full paid share paid out of 30 June 2002 retained profits payable 1 July 2002	695,153	695,153
Total dividends provided for or paid (Note 18)	695,153	695,153

Subsequent to 30 June 2002, a final dividend of 3 cents (fully franked at 30%) has been declared by the directors. This dividend is payable on 11 November 2002. In accordance with Note 1 (p) a provision for the dividend has not been recognised in the 30 June 2002 financial report.

	Consolidated 2002 $	Parent 2002 $
Franking credits available for subsequent financial years based on an income tax rate of 30%	-	-

The above amounts represent the balance of the franking account as at the end of the financial year adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date;
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(d) franking credits that may be prevented from being distributed in subsequent financial years.

NOTE 7: CASH

	Consolidated 2002 $	Parent 2002 $
Cash at bank and on hand	471,386	333,391







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 8: RECEIVABLES

	Consolidated 2002 $	Parent 2002 $
CURRENT		
Trade debtors	1,643,774	-
Less provision for doubtful debts	(50,000)	-
	1,593,774	-
Unsecured loans to Director and Director related parties	634,994	-
Other debtors	212,055	980
	2,440,823	980
NON-CURRENT		
Unsecured loans to controlled entities	-	20,010,564
	-	20,010,564

NOTE 9: INVENTORIES

	Consolidated 2002 $	Parent 2002 $
Finished goods at cost	6,541,795	-

NOTE 10: OTHER ASSETS

	Consolidated 2002 $	Parent 2002 $
Deposits	1,680	-
Prepayments	138,798	137,078
	140,478	137,078




SAM'S
SEAFOOD



Notes to the Financial Statements
For the year ended 30 June 2002

	Consolidated 2002 $	Parent 2002 $
NOTE 11: PROPERTY, PLANT & EQUIPMENT		
Land at cost	1,344,255	-
Buildings at cost	320,000	-
Less accumulated depreciation	(8,000)	-
	312,000	-
Buildings under construction	114,699	-
Plant and equipment at cost	2,720,164	-
Less accumulated depreciation	(171,712)	-
	2,548,452	-
Motor vehicles at cost	637,844	-
Less accumulated depreciation	(145,889)	-
	491,955	-
Leased vehicles/vessel at cost	387,584	-
Less accumulated amortisation	(183,714)	-
	203,870	-
Leasehold improvements at cost	2,569,999	-
Less accumulated amortisation	(26,973)	-
	2,543,026	-
	7,558,257	-

Reconciliation

Reconciliation of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 11: PROPERTY, PLANT AND EQUIPMENT (continued)

Parent

	Land	Buildings	Buildings under construction	Plant and equipment	Motor vehicles	Leased vehicles / vessel	Leasehold improvement
Gross Carrying Amount							
Balance at 1 July 2001	-	-	-	-	-	-	-
Additions	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Acquisitions of businesses	-	-	-	-	-	-	-
Balance at 30 June 2002	-	-	-	-	-	-	-
Accumulated Depreciation							
Balance at July 2001	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Depreciation expense	-	-	-	-	-	-	-
Balance at 30 June 2002	-	-	-	-	-	-	-
Net Book Value							
As at 30 June 2002	-	-	-	-	-	-	-

Consolidated

	Land	Buildings	Buildings under construction	Plant and equipment	Motor vehicles	Leased vehicles / vessel	Leasehold improvement
Gross Carrying Amount							
Balance at 1 July 2001	810,000	320,000	-	384,815	485,830	270,459	20,000
Additions	-	-	114,699	303,077	110,375	117,125	597,266
Disposals	-	-	-	-	-	-	-
Acquisitions of businesses	534,255	-	-	2,032,272	41,639	-	1,952,733
Balance at 30 June 2002	1,344,255	320,000	114,699	2,720,164	637,844	387,584	2,569,999
Accumulated Depreciation							
Balance at 1 July 2001	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Depreciation expense	-	(8,000)	-	(171,712)	(145,889)	(183,714)	(26,973)
Balance at 30 June 2002	-	(8,000)	-	(171,712)	(145,889)	(183,714)	(26,973)
Net Book Value							
As at 30 June 2002	1,344,255	312,000	114,699	2,548,452	491,955	203,870	2,543,026

	Consolidated 2002 $	Parent 2002 $
NOTE 12: DEFERRED TAX ASSETS		
Future income tax benefit	36,098	9,000

No part of the future income tax benefit relates to income tax losses.

NOTE 13: INVESTMENTS

	Consolidated 2002 $	Parent 2002 $
Investment in controlled entities (Note 28)	-	230,049
Investment in other unlisted entities	17,100	-
	17,100	230,049


SAM'S
SEAFOOD

Notes to the Financial Statements
For the year ended 30 June 2002

	Consolidated 2002 $	Parent 2002 $
NOTE 14: INTANGIBLES		
Goodwill	17,964,814	-
Less accumulated amortisation	(850,444)	-
	17,114,370	-
Trademark	37,925	37,925
	17,152,295	37,925
NOTE 15: ACCOUNTS PAYABLE		
Trade creditors	3,333,400	40,570
Other creditors	1,254,270	-
	4,587,670	40,570
NOTE 16: INTEREST BEARING LIABILITIES		
CURRENT		
Secured		
Bank overdrafts (Note 30)	1,368,380	-
Hire purchase liabilities	546,686	-
Lease liabilities	62,832	-
Bank borrowings	1,407,228	-
	3,385,126	-
NON-CURRENT		
Secured		
Hire purchase liabilities	1,629,566	-
Lease liabilities	218,878	-
Bank borrowings	2,803,158	-
	4,651,602	-
NOTE 17: CURRENT TAX LIABILITIES		
Income tax	1,114,811	592,236
NOTE 18: PROVISIONS		
CURRENT		
Dividends	695,153	695,153
Employee entitlements	166,783	-
	861,976	695,153
NON-CURRENT		
Employee entitlements	59,339	-







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 19: CONTRIBUTED EQUITY

		Parent $
(a)	Share capital	
	23,173,101 ordinary shares fully paid	18,672,206
(b)	Movements in ordinary shares	
	During the year the following movements in share capital occurred:	
	(i) 100 ordinary shares allocated to vendor shareholders on incorporation	100
	(ii) 19,943,000 ordinary shares were issued to vendor shareholders at $0.80 each in consideration of the acquisition of Sam's Seafood business	15,954,400
	(iii) 3,000,000 ordinary shares were issued at $1.00 each as part of the initial public offering to the public	3,000,000
	(iv) 230,001 ordinary shares were issued at $1.00 each in consideration of the acquisition of Sam's on Sutton	230,001
	(v) the write-off of prospectus and listing costs	(512,295)
		18,672,206

(c) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting, in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Dividend reinvestment plan
The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash. Shares are issued under the plan at a 3% discount from the weighted average ex-dividend quoted market price for the five business days following ex-dividend quotation.



Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 20: RETAINED PROFITS

	Consolidated 2002 $	Parent 2002 $
Retained profits at the beginning of the financial year	-	-
Net profit attributed to members of Sam's Seafood Holdings Limited	1,720,695	1,453,975
Dividends provided for or paid	(695,193)	(695,193)
Retained profits at the end of the financial year	1,025,502	758,782

NOTE 21: FINANCE ARRANGEMENTS

Security arrangements

The Commonwealth Bank of Australia had provided an overdraft facility with a limit of $1.0 million, secured by a registered bill of sale and equitable mortgage over the assets of Sam's Seafood Hamilton Limited. This overdraft facility was cancelled in July 2002.

The National Australian Bank has provided an overdraft facility with a limit of $1.6 million, a commercial bill of $600,000 and a number of property loans totaled $2.4 million. The facilities provided by The National Australia Bank were secured by charges against the assets of Sam's Seafood group.

The Rabo bank has provided a prawn purchasing facility with a limit of $5.0 million, secured by charges against the prawn stock funded under this facility. The outstanding balance for this account as at 30 June 2002 was $1.18 million.

Credit standby facilities

The Rabo bank has provided a funding facility for the Cold Store project with a limit of $3.85 million, which is secured by a registered mortgage over 164 Lavarack Avenue, Eagle Farm.

Equipment Lease and Hire Purchase Arrangements

The Commonwealth Bank of Australia and The National Australia Bank both have provided a number of equipment lease and hire purchase arrangements to Sam's Seafood group. The amount outstanding in respect of all lease and hire purchase arrangements as of 30 June 2002 was $2.46 million.







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 22: REMUNERATION OF DIRECTORS

	Consolidated 2002 $	Parent 2002 $
Income paid or payable, or otherwise made available to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	220,282	220,282

The numbers of parent entity directors whose total income during the financial year from the parent entity or related parties was within the specified bands are as follows:

$	2002
20,000 - 29,999	3
50,000 - 59,999	1
80,000 - 89,999	1

NOTE 23: REMUNERATION OF EXECUTIVES

No Executive, including Executive Directors, earned more than $100,000 in remuneration benefits.






Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 24: REMUNERATION OF AUDITORS

	Consolidated 2002 $	Parent 2002 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity		
Auditors of parent entity		
Parent entity	26,000	26,000
Controlled entities	-	-
	26,000	26,000
Remuneration for other services by the auditors of parent entity, being taxation compliance and share registry	10,646	10,646
Initial public offering assignments	113,658	113,658
	124,304	124,304

NOTE 25: COMMITMENTS FOR EXPENDITURE

Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:

	Consolidated 2002 $	Parent 2002 $
Not later than one year	80,000	80,000
Later than one year but not later than 5 years	240,000	240,000
	320,000	320,000







Notes to the Financial Statements
For the year ended 30 June 2002

	Consolidated 2002 $	Parent 2002 $
NOTE 25: COMMITMENTS FOR EXPENDITURE (continued)		
Operating leases		
Commitment in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:		
Not later than one year	142,000	-
Later than one year but not later than 5 years	451,000	-
Later than 5 years	577,500	-
	1,170,500	-
Finance leases		
Commitments in relation to finance leases are payable as follows:		
Not later than one year	80,287	-
Later than one year but not later than 5 years	240,246	-
Later than 5 years	-	-
Minimum lease payments	320,533	-
Less future finance charges	(38,823)	-
	281,710	-
Representing lease liabilities:		
Current (Note 16)	62,832	-
Non-current (Note 16)	218,878	-
	281,710	-
Capital commitments		
Commitments for the acquisition/construction of plant and equipment contracted for at the reporting date but not recognised as liabilities payable:		
Not later than one year	3,914,180	-
Later than one year but not later than 5 years	-	-
	3,914,180	-


SAM'S
SEAFOOD

Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 26: EMPLOYEE ENTITLEMENTS

	Consolidated 2002 $	Parent 2002 $
Provision for employee entitlements		
Current (Note 18)	166,783	-
Non-Current (Note 18)	59,339	-
	226,122	-
	Number	Number
Number of employees at end of the financial year	163	-

NOTE 27: RELATED PARTIES

Directors

The names of persons who were Directors of Sam's Seafood Holdings Limited at any time during the financial year are as follows: G Denovan; N Noutsatos; R Abel; B Matthews and A Vos.

All of these persons were appointed as directors during the year ended 30 June 2002.

Remuneration of Directors

Information on remuneration of Directors is disclosed in Note 22.

Directors' Equity Holdings

Information on Directors' equity holdings is disclosed in Directors' Report under Directors' Interests.

Loans to Directors and Director related entities

There was an outstanding loan balance owed by Nicholas Noutsatos and his related entity as of 30 June 2002, being $634,994.

Other transactions with Director and Director related entities

During the reporting period, the Company had provided loans to the Nicholas Noutsatos, Tania Noutsatos, Shirley Noutsatos and Kristina Georges, who were either Director or Director related parties, the Company charged 10.8% on the outstanding balances at the end of each month.
Total interest income received from the loan accounts during the year was $90,023.

Also, the Company had paid $30,282 to Matthews Raw Prawns, an entity wholly owned by Bill Matthews, who is Director of the Company, for his consultancy services to the Cold Store project development.







Notes to the Financial Statements
For the year ended 30 June 2002

Wholly-owned group

The wholly-owned group consists of Sam's Seafood Holdings Limited and its controlled entities as disclosed in Note 28.

Transactions between Sam's Seafood Holdings Limited and other entities in the wholly-owned group during the year ended 30 June 2002 consist of:

a) Loans advanced by Sam's Seafood Holdings Limited;
b) The payment of interest on the above loans;
c) The payment of management fees; and
d) The sale of business operations by Sam's Seafood Holdings Limited.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group:

	Parent 2002 $
Interest revenue	1,750,000
Management fee	600,000

Aggregate amounts receivable from entities in the wholly-owned group at balance date:

Non current receivable	20,010,564


SAM'S
SEAFOOD

Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 28: INVESTMENT IN CONTROLLED ENTITIES

Name of entity	Country of incorporation	Class of shares	Equity holding 2002	Cost of parent entity's investment
Sam's Seafood Redcliffe Limited	Australia	Ordinary	100%	12
Sam's Seafood Hamilton Limited	Australia	Ordinary	100%	12
Sam's Seafood Properties Limited	Australia	Ordinary	100%	12
Sam's Seafood Lifestyles Pty Ltd	Australia	Ordinary	100%	230,001
Sam's Seafood Sunshine Coast Pty Ltd	Australia	Ordinary	100%	12
				230,049

(1) Acquisition of Sam's on Suttons
On 1 February 2002 the parent entity acquired 100% of the issued share capital of Sam's Seafood Lifestyle Pty Ltd for $230,001. The operating results of this newly acquired controlled entities have been included in the consolidated results:

Details of the acquisition are as follows:

Fair value of identifiable net assets of controlled entity acquired	$
Property, Plant and equipment	4,621,773
Inventories	54,280
Other assets	19,460
Bank overdraft	(39,992)
Trade creditors & accruals	(666,707)
Provisions	(30,799)
Bank loans	(1,363,375)
Lease liabilities	(1,730,628)
Intercompany and related entity loans	(5,32,519)
Other liabilities	(33,747)
Net identifiable assets	230,001
Consideration:	
Cash	-
Shares	230,001
Total Consideration	230,001







Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 28: INVESTMENT IN CONTROLLED ENTITIES (Continued)

Outflow of cash to acquire controlled entity, net of cash acquired:	
cash consideration	-
Less balances acquired for:	-
Bank overdraft	-
Outflow of cash	-

(2) Acquisition of Artic Ice & Seafoods
On 28 June 2002 the parent entity acquired 100% of the issued share capital of Sam's Seafood Sunshine Coast Pty Ltd for $750,000 The operating results of this newly acquired controlled entities have been included in the consolidated results:

Details of the acquisition are as follows:	$
Fair value of identifiable net assets of controlled entity acquired	
Property, Plant and equipment	750,000
Net identifiable assets	750,000
Cash consideration	750,000

Outflow of cash to acquire controlled entity, net of cash acquired

Cash consideration	750,000
Less balances acquired	(150,000)
Outflow of cash	600,000

NOTE 29: DEED OF CROSS GUARANTEE

Sam's Seafood Holdings Limited, Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited and Sam's Seafood Properties Limited are parties to a Deed of Cross Guarantee under which each company guarantees the debt of the others. By entering into the deed, the wholly owned entities have been relieved from the requirements to prepare financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017 and 00/0321) issued by the Australian Securities and Investment Commission.



Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 29: DEED OF CROSS GUARANTEE (continued)

Sam's Seafood Holdings Limited, Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited and Sam's Seafood Properties Limited represent a 'Closed Group' for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sam's Seafood Holdings Limited, the Closed Group also represents the 'Extended Closed Group'.

Set out below is a consolidated statement of financial performance for the year ended 30 June 2002 of the Closed Group.

	Consolidated 2002 $
Revenues from ordinary activities	32,947,455
Cost of goods sold	23,318,451
Employee benefits expenses	3,261,086
Depreciation and amortisation expenses	334,782
Directors fees and on costs	190,000
Borrowing costs expenses	288,043
Rent and outgoings	240,161
Other operating expenses	2,298,438
Profit from ordinary activities before income tax	3,016,494
Income tax expense	(1,081,784)
Net profit attributable to members of the Closed Group	1,934,710

Set out below is a summary of movements in consolidated retained profits for the year ended 30 June 2002 of the Closed Group.

	Consolidated 2002 $
Retained profits at the beginning of the financial year	-
Profit from ordinary activities after income tax expense	1,934,710
Dividends provided for or paid	(695,193)
Retained profits at the end of the financial year	1,239,517



Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 29: DEED OF CROSS GUARANTEE (continued)

Set out below is a consolidated statement of financial position as at 30 June 2002 of the Closed Group.

	Consolidated 2002 $
Current asset	
Cash	410,235
Receivables	3,984,713
Inventories	6,435,765
Other	138,757
Total current assets	10,969,470
Non-current assets	
Receivables	111,593
Property, plant and equipment	2,807,574
Deferred tax assets	33,027
Investments	247,113
Intangible assets	16,999,549
Total non-current assets	20,198,856
Total assets	31,168,326
Current liabilities	
Accounts payables	4,938,661
Interest bearing liabilities	2,917,485
Current tax liabilities	1,114,811
Provisions	127,322
Total current liabilities	9,098,279
Non-current liabilities	
Interest bearing liabilities	2,098,984
Deferred tax liabilities	-
Provisions	59,339
Total non-current liabilities	2,158,323
Total Liabilities	11,256,602
Net assets	19,911,724
Equity	
Contributed equity	18,672,206
Retained profits	1,239,518
Total equity	19,911,724


SAM'S
SEAFOOD

Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 30: RECONCILIATION OF OPERATING PROFIT/(LOSS) AFTER INCOME TAX TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

	Consolidated 2002 $	Parent 2002 $
Operating profit after income tax expense	1,720,695	1,453,975
Depreciation and amortisation	1,302,025	-
Change in operating assets and liabilities:		
Decrease / (increase) in trade debtors	(728,124)	-
Decrease / (increase) in inventories	(5,336,290)	-
Decrease / (increase) in future income tax benefit	35,864	-
Decrease / (increase) in other operating assets	-	(2,487,078)
Increase / (decrease) in trade creditors	1,012,594	10,571
Increase / (decrease) in income in advance	-	-
Increase / (decrease) in operating liabilities	(228,670)	30,000
Increase / (decrease) in provision for income tax	1,078,713	583,236
Increase / (decrease) in other provisions	-	-
	(1,143,193)	(409,296)

Reconciliation of Cash

	Consolidated 2002 $	Parent 2002 $
Cash at banks (Note 7)	471,386	333,391
Bank Overdrafts (Note 16)	(1,368,380)	-
Cash balance as at 30 June 2002	(896,994)	333,391

Non-cash Financing and Investing Activities

Consideration for the acquisition of Sam's Seafood Lifestyles Pty Ltd was partially satisfied by the issue of ordinary shares to the value of $230,000.



Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 31: FINANCIAL INSTRUMENTS

Interest rate risk exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposure arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

2002 Consolidated				Fixed Interest Rate			
	Note	Weighted Average Interest	Floating Interest rate $	1 year or less $	Over 1 year to 5 years $	Non-interest bearing $	Total $
Financial Assets							
Cash and deposits	7	3.5%	333,391	-	-	137,995	4,71,386
Receivables	8	-	-	-	-	2,424,191	2,424,191
Total Financial Assets			333,391	-	-	2,562,186	2,895,577
Financial Liabilities							
Trade & other creditors	15	-	-	-	-	5,266,232	5,266,232
Bank overdraft	16	10.12%	860,859	-	-	860,859	860,859
Hire purchase liabilities	16	7.92%	-	697,051	1,808,697	-	2,505,748
Lease liabilities	16	7.87%	-	62,832	218,878	-	281,711
Bank borrowings	16						
Total Financial Liabilities			860,859	759,883	2,027,575	6,127,091	8,914,550

Credit rate exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.



Notes to the Financial Statements
For the year ended 30 June 2002

NOTE 32: POST BALANCE DATE EVENTS

Subsequent to 30 June 2002, the consolidated entity has signed a Heads of Agreement to acquire a Gladstone based seafood company – Gladstone Seafresh Products, which is one of the biggest supplier of live mud crabs in Queensland. The purchase price for the acquisition of the business and its associated land is $950,000, plus stock.

This consideration will be met by 80% of the final acquisition in cash and 20% in ordinary shares in the capital of the Company at the price equivalent to 90% of the average market price over the five trading days prior to the Completion Date.

Other than the matter noted above, there has not been any other matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

NOTE 33: EARNINGS PER SHARE

	Consolidated 2002 $
Basic earnings per share	7.41
Diluted earnings per share	7.41
	Number
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	23,037,621

NOTE 34: CONTINGENT LIABILITIES

The Directors are not aware of any contingent liabilities existing at balance date nor at the date of signature of the financial report.







DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sam's Seafood Holdings limited, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts and when they become due and payable.

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 29 will be able to meet any obligation or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee describedin Note 29.

This declaration is made in accordance with a resolution of the Directors.

Grahame Denovan
Chairman

Brisbane, September 2002







INDEPENDENT AUDIT REPORT TO THE MEMBERS OF SAM'S SEAFOODHOLDINGS LIMITED

Scope

The financial report of Sam's Seafood Holdings Limited ("the Company") for the financial year ended 30 June 2002 is set out on pages 14 to 44. The financial report includes the financial statements of the Company and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the financial year.

Responsibility for the financial report and its contents

The Directors of the Company are responsible for the preparation of the financial report and are required to provide a declaration as to whether, in their opinion, the financial report has been prepared in accordance with the Corporations Act 2001. The Directors are also required to state whether, in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. This declaration is set out on page 45.

Our role as independent auditor

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement and has been prepared in accordance with Accounting Standards, other mandatory professional reporting requirements in Australia and the Corporations Act 2001 and regulations thereto. In forming our opinion we are required to perform our audit with due care, competence and diligence, and to be free of interests which could be incompatible with independence. We have followed the independence requirements set out by The Institute of Chartered Accountants in Australia and the Corporations Act 2001.

We have also been engaged by the Directors to undertake other services for the Company and consolidated entity. These services are disclosed in Note 24 to the financial statements. In our opinion, the provision of these additional services has not impaired our independence.

Our audit procedures

We have conducted a number of procedures in order to form an opinion as to whether, in all material respects, the financial report presents fairly a view which is consistent with our understanding of the Company's and consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

Our procedures included:

- the examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report. This included testing, to the extent considered necessary by us to form our opinion, internal controls, transactions, significant accounting estimates and individual items;
- the evaluation of accounting policies applied by the Directors in the preparation and presentation of the financial report; and
- obtaining written confirmation regarding material representations made to us in connection with the audit.

The Australian Auditing Standards do not require, and we have not undertaken, an analysis of the appropriateness of the business decisions made by the Directors or management.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Sam's Seafood Holdings Limited, as set out on pages 14 to 44:

a) gives a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the financial year ended on that date; and

b) is presented in accordance with Accounting Standards, other mandatory professional reporting requirements in Australia, Corporations Act 2001 and regulations thereto.

DOUGLAS HECK & BURRELL
Chartered Accountants

R C Brown
Partner

Brisbane, September 2002

SHAREHOLDER INFORMATION

Additional information required by the Australian Stock Exchange Limited not shown elsewhere in this report is as follows:

A Statement of Shareholdings

This information is made up to 31 August 2002

1. Distribution of Equity Securities

(a) Analysis of equity holders by size of holding

Number	Number of Shareholders Fully paid shares
1 - 1,000	184
1,001 - 5,000	417
5,001 - 10,000	116
10,001 - 100,000	86
100,001 and over	15
	818

2. Twenty Largest Shareholders

Name Fully	Paid shares	Percentage
Nicholas Spiro Noutsatos	7,750,174	33.05%
Tania Maree Noutsatos	4,909,907	20.93%
Shirley Isobel Noutsatos	3,048,417	12.99%
Kristina Georges	1,736,074	7.39%
Citicorp Nominees Pty Ltd	800,000	3.41%
Mr. Adrian Charles Vos	430,966	1.83%
Mr. Lindsay Neil & Lynette Clare Dixon	383,430	1.63%
Mr. Brett Malcolm & Ellen Deans	207,270	0.88%
Mr. Douglas Maxwell & Collen Lillian Wyatt	177,298	0.75%
Suttons Beach Enterprises Pty Ltd	93,020	0.39%
Mrs. Melissa Margaret Abel	75,000	0.31%
Mr. Stephen Daniel Levonis	56,778	0.24%
Mr. Ronald William & Paola Atkinson	55,957	0.23%
Steve Brown Constructions Pty Ltd	55,722	0.23%
Mr. Paul Peter Georges	50,000	0.21%
Mr. Stephen William & Geoffry Robert Brown	45,591	0.19%
Deck Nominees Pty Ltd	45,120	0.19%
Mr. Rodney Lawrence Kairl	44,224	0.18%
Ms. Diane Mary Burgess	40,526	0.17%
Mr. William George Matthews	40,526	0.17%
	20,046,00	85.37%

There are 22 shareholders holding less than a marketable parcel of shares.


SAM'S
SEAFOOD

SHAREHOLDER INFORMATION

3. Substantial Holders

An extract of the Company's register of substantial shareholders is set out below:

Name	Number of Share	Percentage Held
Nicholas Spiro Noutsatos	7,750,174	33.05%
Tania Maree Noutsatos	4,909,907	20.93%
Shirley Isobel Noutsatos	3,048,417	12.99%
Kristina Georges	1,736,074	7.39%

4. Voting Rights

There are no restrictions on voting rights attached to ordinary fully paid shares. On a show of hands every member present in person shall have one vote and upon a poll, every member present in person or represented by proxy shall have one vote for every fully paid share held.

5. Restricted Securities

There are 15,758,328 ordinary shares which are subject to ASX escrow until October 30 2003.







SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

02 OCT 28

15 October 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

<u>COMPLETION OF BUSINESS ACQUISITION</u>

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that, Sam's Seafood Capricorn Coast Pty Ltd, a wholly owned subsidiary of the Company, has successfully completed its acquisition of Gladstone Seafresh, a seafood wholesaler based in Gladstone, Queensland.

The final purchase price for the acquisition of the land, plant & equipment, stock and business is $979,586. This consideration is met by $779,586 in cash and $200,000 in shares, the shares are allocated out of founding shareholder, Mr. Nick Noutsatos's account.

This newly acquired business is planned to expand its current wholesale operation to include retailing and distribution of seafood and associated products to the Capricorn region.

Ken Situ
Company Secretary

02 OCT 28 AM 11:45

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Nicholas Spiro Noutsatos
Date of last notice	30 September 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 October 2002
No. of securities held prior to change	7,750,174
Class	Ordinary Shares
Number acquired	N/A
Number disposed	80,515
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	200,000
No. of securities held after change	7,669,659
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-Market Transfer

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Board of Director's and Senior Management
(left to right) **Richard Able** – Non Executive Director, **Chris Henson** – General Manager, **Adrian Vos** – Non Executive Director, **Nicholas Noutsatos** – Chief Executive Officer, **Ken Situ** - Company Secretary, **Grahame Denovan** – Chairman, **Bill Matthews** – Non Executive Director.

Corporate Directory

Principal and Registered Office

15 Hercules Street
Hamilton
Brisbane, Qld 4007
Telephone: 61-7-3633 4700
Facsimile: 61-7-3268 5231
E-mail: info@sams.com.au
Web Site: www.sams.com.au

Share Registry

Douglas Heck & Burrell Registries
Level 22
300 Queen Street
Brisbane, Qld 4000
Telephone: 61-7-3228 4219
Facsimile: 61-7-3221 3149
E-mail: info@registries.com.au

Auditors

Douglas Heck & Burrell
Chartered Accountants
Level 21
300 Queen Street
Brisbane, Qld 4000

Solicitors

Hopgood Ganim Lawyers
Level 3
141 Queen Street
Brisbane, Qld 4000

Bankers

National Australia Bank Limited
Abbotsford & Montpellier Roads
Bowen Hills
Brisbane, Qld 4006

Rabobank Group
Level 18
307 Queen Street
Brisbane, Qld 4006

Public Quotation

The Company's shares are listed on the Australian Stock Exchange (ASX Code: SSS)



